EXHIBIT 23


INDEPENDENT AUDITORS' CONSENT


The Board of Directors and Stockholders
Heartland Financial USA, Inc.:

We consent to incorporation by reference in the Registration Statement on Form S-8 for the 1993 Stock Option Plan of Heartland Financial USA, Inc. of our report dated on January 19, 2001, relating to the consolidated balance sheets of Heartland Financial USA, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2000 which report appears in the December 31, 2000 annual report on Form 10-K of Heartland Financial USA, Inc. and subsidiaries.



KPMG LLP

Des Moines, Iowa
March 27, 2001